July 17, 2019

Jack A. Khattar
President, Secretary and Chief Executive Officer
Supernus Pharmaceuticals, Inc.
1550 East Gude Drive
Rockville, Maryland 20850

       Re: Supernus Pharmaceuticals, Inc.
           Form 10-Q for the Quarterly Period Ended March 31, 2019 Filed May 10, 2019
           File No. 001-35518

Dear Mr. Khattar:

      We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2019

Item 2 Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of the three month periods ended March 31, 2019 and 2018
Net Product Sales, page 28

1. Regarding sales discounts, please tell us why the provision for sales in the current year as a percentage of gross product sales during the quarter and the allowance as a percentage of gross accounts receivable as of the end of the quarter both decreased in 2019 as compared to the 2018.
2. Regarding the accrued liability for rebates, please tell us why it was $18.9 million higher at December 31, 2018 than at March 31, 2019.
3. Please consider whether revised disclosure is necessary in response to the above comments and, if so, provide us proposed disclosure to be included in your June 30, 2019
 Jack A. Khattar
Supernus Pharmaceuticals, Inc.
July 17, 2019
Page 2
         Form 10-Q.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Andi Carpenter at 202-551-3645 or Jim Rosenberg at 202-551-3679
with any questions.



FirstName LastNameJack A. Khattar                         Sincerely,
Comapany NameSupernus Pharmaceuticals, Inc.
                                                          Division of
Corporation Finance
July 17, 2019 Page 2                                      Office of Healthcare
& Insurance
FirstName LastName